

BRITISH AMERICAN TOBACCO

news release
www.bat.com

For immediate release: Thursday 1 June 2006

British American Tobacco announces factory closure proposal

British American Tobacco today said that its operating company in the Netherlands has announced that it is to initiate consultations on a proposal to cease manufacture at its factory in Zevenaar and transfer production to Germany and Poland.

Subject to consultation, the factory will close during 2008, with a loss of some 570 jobs. Today's announcement has come as a result of a review into the sustainability of the Zevenaar site, following the strategic decision by British American Tobacco's Europe Region to concentrate EU manufacturing investment in its plants in Germany and Poland. Consultation with the works council will commence within the next few days.

The Zevenaar factory manufactures cigarettes for the Netherlands and markets across Europe.

Jan Withag, Managing Director, British American Tobacco Manufacturing B.V. said: "We regret this conclusion, but it is unavoidable. We are grateful to our employees for their commitment and loyalty during what has been a difficult period, and we will actively support them in securing new futures."

Today's announcement would create a restructuring charge of approximately €235 million (of which some €175 million would be cash), the majority of which is likely to be charged in 2006. Annual savings, once full benefits have been realised, would be approximately €40 million.

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Teresa La Thangue / Catherine Armstrong
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519